02018559

3-7-02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37340

RECEIVED FEB 28 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Systematized Benefits Administrators, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Farmington Avenue
(No. and Street)

Hartford	Connecticut	06156
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin A. Thomas — 860-273-6121
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name*)

Goodwin Square, 225 Asylum Street	Hartford	Connecticut	06103
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/21

OATH OR AFFIRMATION

I, Kevin A. Thomas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Systematized Benefits Administrators, Inc., as of December 31, ~~19~~ XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Vice President - Financial Operations Principal

Title

Notary Public

My Commission Exp. Oct. 31, 2006

DENISE M. NOWAKOWSKI NOTARY PUBLIC CONNECTICUT

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

To Shareholder and Board of Directors
Systematized Benefits Administrators, Inc.

We have audited the accompanying statement of financial condition of Systematized Benefits Administrators, Inc. (the "Company") as of December 31, 2001, and the related statement of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Systematized Benefits Administrators, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 13, 2002

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Aetna Services Holding Company, Inc.)

Financial Statements and Schedules
(with Report of Independent Auditors thereon)

December 31, 2001

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Aetna Services Holding Company, Inc.)

Statement of Financial Condition
as of December 31, 2001

Assets		
Cash	$	608,142
Short-term investments		401,887
Prepaid expense		105,814
State income taxes receivable		11,235
Other assets		107,576
Total assets	$	1,234,654
Liabilities and Shareholder's Equity		
Liabilities:		
Accounts payable	$	23,706
Federal income taxes payable		12,596
Payable to affiliates		206,550
Other liabilities		3,455
Total liabilities		246,307
Shareholder's Equity:		
Common stock, par value $1.00 (1,000 shares authorized, issued and outstanding)		1,000
Paid-in capital		99,000
Retained earnings		888,347
Total shareholder's equity		988,347
Total liabilities and shareholder's equity	$	1,234,654

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Aetna Services Holding Company, Inc.)

Statement of Income
For the year ended December 31, 2001

Revenue		
Service fees	$	2,106,811
Interest on short-term investments		15,498
Total revenue		2,122,309
Expenses		
Sales and administrative expenses		1,525,540
Income before income taxes		596,769
Income taxes		226,110
Net income	$	370,659

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Aetna Services Holding Company, Inc.)

Statement of Changes in Shareholder's Equity

	Common Stock	Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at December 31, 2000	$ 1,000	$ 99,000	$ 517,688	$ 617,688
Net income	---	---	370,659	370,659
Balance at December 31, 2001	$ 1,000	$ 99,000	$ 888,347	$ 988,347

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Aetna Services Holding Company, Inc.)

Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:		
Net income	$	370,659
Adjustments to reconcile net income to net cash provided by operating activities:		
Net decrease in payable to affiliates		(1,292)
Net change in income tax accounts		43,604
Decrease in accounts receivable		223,661
Increase in accounts payable		23,706
Increase in prepaid expenses		(38,955)
Net increase in other liabilites and other assets		(383,548)
Net cash provided by operating activities		237,835
Cash flows from investing activities:		
Cost of investments in short-term investments		(15,498)
Net cash used for investing activities		(15,498)
Increase in cash		222,337
Cash, beginning of year		385,805
Cash, end of year	$	608,142
Supplemental cash flow information:		
Income taxes paid to ING America Insurance Holdings, Inc.	$	179,125

See Accompanying Notes to Financial Statements.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Aetna Services Holding Company, Inc.)

Notes to Financial Statements

December 31, 2001

1. Organization and Nature of Business

Systematized Benefits Administrators, Inc. (the "Company"), is a wholly owned subsidiary of Aetna Services Holding Company, Inc. Aetna Services Holding Company, Inc. is a wholly owned subsidiary of Aetna Retirement Holdings, Inc., which is a wholly owned subsidiary of Aetna Retirement Services, Inc. whose ultimate parent is ING Groep N.V. ("ING").

The Company is registered with the Securities Exchange Commission ("SEC") as a broker/dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company is licensed in all states, except Minnesota, as a general-purpose corporation to provide third party administration services to employers for employee benefit plans they administer.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financials statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Cash

Cash represents demand deposits.

Short-Term Investments

Short-term investments, consisting of Dreyfus Money Market Mutual Funds, purchased with an original maturity of over ninety days and less than one year, are stated at amortized cost, which approximates fair value.

2. Summary of Significant Accounting Policies (Continued)

<u>Revenue Recognition</u>

Service fees, consisting of maintenance and administrative fees and broker/dealer commissions, are recorded as revenue when earned. Service fees include revenue from a related party, Aetna Life Insurance and Annuity Company ("ALIAC"), to compensate the Company for services performed on its behalf.

Interest from short-term investments is recorded as revenue when earned.

<u>Related Party Transactions</u>

Substantially all administrative and support functions of the Company are provided by ALIAC and its affiliates. The financial statements reflect allocated charges for these services based upon measures appropriate for the type and nature of service provided.

The Company performs administrative and marketing services relating to contracts for which ALIAC acts as an investment advisor. Revenue from these services was $1,336,156 and is included in service fees on the Statement of Income.

3. Income Taxes

The results of the Company's operations are included in the consolidated tax returns of ING America Insurance Holdings, Inc. ("ING AIH"). ING AIH and its subsidiaries each report current income tax expense as allocated under a consolidated tax allocation agreement. Generally, this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies receiving benefits to the extent of their losses.

3. Income Taxes (Continued)

Income taxes consist of the following:

Current taxes:	
Federal	$199,586
State	26,524
Total	$226,110

Variations from the federal statutory rate are as follows:

Expected federal income tax expense at statutory rate of 35%	$208,869
State income tax, net of federal benefit	17,241
Income tax expense	$226,110

4. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had a ratio of aggregate indebtedness to net capital of .33 to 1 and net capital of $755,684 which was $730,684 in excess of its required net capital of $25,000.

5. Concentration of Revenue with Customer

The Company has a customer from whom a significant amount of the Company's revenue is earned. The loss of this customer would have a material adverse effect on the earnings of the Company.

Schedule 1

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Aetna Services Holding Company, Inc.)

Computation of Net Capital and Basic Net Capital Requirement
Under Rule 15c3-1

December 31, 2001

NET CAPITAL:	
Total shareholder's equity	$ 988,347
Less: non-allowable assets	(224,625)
Tentative net capital	763,722
Less: haircuts on securities	(8,038)
Net capital	$ 755,684
Aggregate indebtedness	$ 246,307
Net capital requirement (greater of 6 2/3% of aggregate indebtedness which is $16,420 or $25,000)	25,000
Excess of net capital over minimum required	$ 730,684
Ratio of aggregate indebtedness to net capital	.33 to 1

Note: Net capital and Aggregate indebtedness as reported on Form X-17A-5 Part IIA are not different from the amounts reported above.

SYSTEMATIZED BENEFITS ADMINISTRATORS, INC.
(A wholly owned subsidiary of Aetna Services Holding Company, Inc.)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3

December 31, 2001

The Company does not handle securities or carry security accounts for its customers and is exempt from Rule 15c3-3 under Section (k)(1).

ERNST & YOUNG

Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Independent Auditor's Report on Internal Control Required by Securities Exchange Commission (SEC) rule 17a-5

The Shareholder and Board of Directors of
Systematized Benefits Administrators, Inc.

In planning and performing our audit of the financial statements of Systematized Benefits Administrators, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 13, 2002